EPHS HOLDINGS, INC.

5490 Notre Dame Est, Montreal, Quebec

Canada H1N 2C4

September 13, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Laura Nicholson

Re:

EPHS HOLDINGS, INC.

Registration Statement on Form S-4

File No. 333-232913

Dear Ms. Nicholson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EPHS HOLDINGS, INC. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-232913), to September 17, 2019 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

EPHS HOLDINGS, INC.

Very truly yours,

/s/ Gianfranco Bentivoglio
Gianfranco Bentivoglio
Chief Executive Officer and President